Exhibit (a) (2)
NEWS RELAEASE




                                                Contact: Michelle Hards
                                                         (419) 535-4636
                                                         michelle.hards@dana.com


                      DANA CORPORATION'S BOARD OF DIRECTORS
                   REJECTS UNSOLICITED OFFER FROM ARVINMERITOR

TOLEDO, OHIO, JULY 22, 2003 - Dana Corporation (NYSE: DCN) today announced that its Board of Directors has rejected an unsolicited tender offer from ArvinMeritor, Inc., (NYSE: ARM) after a thorough review and consultation with its financial and legal advisers. On June 9, 2003, ArvinMeritor launched a tender offer for all outstanding shares of Dana common stock at a price of $15.00 per share.

Dana today filed a Schedule 14D-9 with the Securities and Exchange Commission recommending that its shareholders not tender their stock in response to this offer.

The Board stated as reasons for its recommendation that ArvinMeritor's offer is a financially inadequate, high-risk proposal that is not in the best interests of Dana or its shareholders. In addition, the Board cited the significant financing risks and serious antitrust concerns raised by the offer that could prevent its completion.

The Board said in its response that:

o ArvinMeritor's offer was inadequate, from a financial point of view, to holders of Dana common stock, as indicated in the opinions, dated July 21, 2003, that the Board of Directors received from our financial advisors, Credit Suisse First Boston LLC and Deutsche Bank Securities Inc.

o Dana's restructuring and transformation efforts are producing results. Management has reported these results to the Board, and both have reaffirmed their belief that the Company's ongoing strategy is a better way to enhance value for shareholders. Management and the Board also believe that Dana's strategy is meeting its target to deliver improved financial performance for the remainder of 2003, 2004, and beyond - performance that is not yet reflected in the current stock price.

o Dana has already achieved success in executing its restructuring plan as evidenced by improved earnings, the generation of $540 million in proceeds from asset sales, and the reduction of net debt by approximately $590 million over the past 18 months. These numbers exclude the approximately $710 million in asset sales and $580 million in debt reduction attributable to Dana Credit Corporation's disposition activities over the same period of time.


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o     ArvinMeritor's proposed transaction raises serious antitrust issues and, in the Board's view, is very likely to attract intensive scrutiny from government regulatory authorities, which may result in litigation to block the offer. For example, Dana and ArvinMeritor are the only substantial North American producers of axles, driveshafts, and foundation brakes for medium- and heavy-duty trucks, with combined market shares ranging from 80 percent to 100 percent. ArvinMeritor has not yet even begun the process of seeking antitrust clearance by making the required filing under the Hart-Scott-Rodino Act.

o Although ArvinMeritor would need to arrange substantial borrowings to consummate its offer, when confronted by securities regulators from the State of Ohio, ArvinMeritor stated that it has received no commitments or agreements to obtain any such financing. Based on ArvinMeritor's public disclosures, the size of the required financing would result in ArvinMeritor having an approximately 88% pro forma debt-to-capital ratio, which would be among the highest in our industry.

o ArvinMeritor's offer is highly conditional, which creates significant uncertainty that the offer could ever be completed.

Dana Corporation Chairman and CEO Joe Magliochetti said, "There is virtually no rationale for accepting this offer, which represents inadequate value and a high level of risk for shareholders.

"We are confident that with the substantial completion of our restructuring, the critical momentum we are beginning to achieve in our transformation process, our market leadership and the expected cyclical upward turn in our heavy-duty markets, we are positioned to outperform our peers as the industry recovers. We are confident that as we go forward, the benefits of our restructuring will enhance shareholder value."

Dana Corporation also announced today that it has retained Goldman, Sachs & Co. as a financial adviser in connection with this matter.

Dana is a global leader in the design, engineering, and manufacture of value-added products and systems for automotive, commercial, and off-highway vehicle manufacturers and their related aftermarkets. The company employs approximately 60,000 people worldwide. Founded in 1904 and based in Toledo, Ohio, Dana operates hundreds of technology, manufacturing, and customer service facilities in 30 countries. The company reported 2002 sales of $9.5 billion.

DANA'S SHAREHOLDERS ARE STRONGLY ADVISED TO CAREFULLY READ DANA'S SOLICITATION/ RECOMMENDATION STATEMENT REGARDING THE TENDER OFFER REFERRED TO HEREIN BECAUSE IT CONTAINS IMPORTANT INFORMATION. FREE COPIES OF THE
SOLICITATION/RECOMMENDATION STATEMENT (INCLUDING ANY AMENDMENTS) FILED BY DANA WITH THE SECURITIES AND EXCHANGE


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COMMISSION ARE AVAILABLE AT THE SEC'S WEB SITE AT WWW.SEC.GOV, OR AT THE DANA
WEB SITE AT WWW.DANA.COM, AND ARE ALSO AVAILABLE, WITHOUT CHARGE, BY DIRECTING REQUESTS TO DANA'S INVESTOR RELATIONS DEPARTMENT. STATEMENTS MADE IN THIS RELEASE INDICATING DANA'S, THE BOARD OF DIRECTORS' OR MANAGEMENT'S INTENTIONS, BELIEFS, EXPECTATIONS OR PREDICTIONS FOR THE FUTURE ARE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS ARE ONLY PREDICTIONS AND MAY DIFFER MATERIALLY FROM ACTUAL OR FUTURE EVENTS OR RESULTS. SUCH FORWARD-LOOKINGSTATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND MAY INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED. SUCH RISKS AND UNCERTAINTIES INCLUDE, WITHOUT LIMITATION, GLOBAL AND REGIONAL ECONOMIC CONDITIONS, BUSINESS CONDITIONS IN THE OVERALL AUTOMOTIVE INDUSTRY, AND THE COST AND TIMING OF DANA'S REPOSITIONING PLAN IMPLEMENTATION. THEY ALSO INCLUDE OTHER FACTORS DISCUSSED HEREIN AND THOSE DETAILED FROM TIME TO TIME IN DANA'S FILINGSWITH THE SECURITIES AND EXCHANGE COMMISSION.

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